Via Facsimile and U.S. Mail
Mail Stop 6010

February 22, 2007

Mr. Theodore L. Chandler, Jr.
President and Chief Executive Officer
LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, VA 23235-5153

> **Re: LandAmerica Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-13990**

Dear Mr. Chandler:

We have reviewed your December 18, 2006 letter responding to our December 6, 2006 comment letter. As discussed with representatives of your company and your independent accountants in yesterday's teleconference with members of Commission staff in the Division of Corporation Finance and the Office of the Chief Accountant, we have the following comments. In our comments, we ask you to provide us with proposed disclosures to clarify your accounting.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

1.   Please provide us in a disclosure-type format, revised revenue recognition policy disclosures that you will include in your future Exchange Act filings. Please revise your revenue recognition policy to clearly explain how you recognize revenue for your life of loan flood certifications. Please ensure that you identify the deliverables you provide your customers, your units of accounting and how you recognize revenue for each unit of accounting. In this regard, assuming that you continue to apply a proportional performance model, please disclose that you

view your obligation to provide initial certifications and redeterminations as the only deliverable. Please disclose your estimated rate of performance and your estimate of the lives of loans.

2.   Please provide us in a disclosure-type format revised MD&A and Critical Accounting Estimates disclosure that you will include in your future Exchange Act filings that:

    a. discloses the nature and extent of the empirical data that supports your ability to estimate performance and the life of loans;

    b. discloses your assumptions regarding the estimated rate of performance and lives of loans and their susceptibility to change. In this regard disclose the impact of any significant changes in the rate in which FEMA updates its maps and the potential impact it could have on your ability to reliably estimate their activities; and

    c. discloses the financial impact on your results of operations and liquidity of reasonably likely changes in your underlying assumptions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please submit the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant